UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 6, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains the following:-

1.	A news release dated 04 December 2014 entitled ‘VODAFONE FOUNDATION PARTNERSHIP TO BOOST EUROPEAN PAID INTERNSHIPS’

2.	A news release dated 15 December 2014 entitled ‘VODAFONE, VODACOM AND SAFARICOM SUPPORT DEPLOYMENT OF MEDICAL PERSONNEL TO FIGHT EBOLA CRISIS’

3.	Stock Exchange Announcement dated 15 December 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

4.	Stock Exchange Announcement dated 31 December 2014 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

RNS Number : 8263Y

04 December 2014

VODAFONE FOUNDATION PARTNERSHIP TO BOOST EUROPEAN PAID INTERNSHIPS

-   Vodafone’s philanthropic arm to support Intern Avenue in matching young people with employers across Europe

-    Announcement at Vodafone’s Digitising Europe summit in Berlin

The Vodafone Foundation today announced a partnership with UK-based paid internships website Intern Avenue to expand the service across Europe and help connect thousands of students and graduates with suitable employers. The partnership will be announced at the Vodafone Foundation and Vodafone Institute’s Digitising Europe event in Berlin today, which will include a keynote speech from the German Chancellor, Angela Merkel.

The Vodafone Foundation-Intern Avenue partnership follows an independent report commissioned by the Vodafone Institute which recommended that digital services that match young people with employment opportunities should be expanded across Europe. The report by the independent think-tank, the Institute for Strategic Dialogue, recommended that public and private sector organisations should expand their investment in digital recruitment services to enhance access to careers information and potential employers for a new generation of Europeans seeking to enter the workplace for the first time. The Vodafone Foundation’s funding will be used to help Intern Avenue develop a mobile service to complement the organisation’s existing web-based tools.

Intern Avenue matches candidates (typically at undergraduate and graduate level) with employers using a data-based scoring system. To date, around 2,000 employers and 40,000 intern applicants have registered with the service.

Vodafone Group Foundation Director Andrew Dunnett said: “The next generation in the European workplace was born digital and thinks mobile, with smartphones and apps at the centre of daily life. Finding the right work opportunity is tough. Intern Avenue can really make a difference, and we’re delighted to help them expand across Europe and into mobile.”

Intern Avenue Founder and CEO Dupsy Abiola said:  “We believe that the support from the Vodafone Foundation will allow us to make significant strides towards creating a unique and scalable mobile solution to help young people find work. Our organisations share a passion for technology, innovation and tackling the problem of youth unemployment. We are truly delighted to be working closely with such a major player in this space.”

- ends -

For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

About the Vodafone Foundation

The Vodafone Foundation’s Mobile for Good programme combines Vodafone’s charitable giving and technology to make a difference in the world. Globally, the Vodafone Foundation supports projects that are focused on delivering public benefit through the use of mobile technology across the areas of health, education and disaster relief. The Vodafone Foundation is a registered charity in England and Wales (registered charity number 1089625).

About Intern Avenue

Intern Avenue www.internavenue.com is a hire-matching recruitment platform designed to connect the thousands of employers who collectively expend huge annual budgets sourcing and selecting from the large pool of potential student and graduate candidates.  It allows students to market themselves in a secure and private environment to the employers most likely to hire them.  Intern Avenue was founded by Dupsy Abiola, a former City lawyer and Oxford graduate, in consultation with industry experts across the human resources, technology, and education sectors. Intern Avenue was recently awarded a £250,000 UK government grant by the Technology Strategy Board to help solve youth talent problem and disrupt recruitment.

About the Vodafone Institute

The Vodafone Institute for Society and Communications in Germany explores the potential of mobile and digital technologies to improve political, social and economic participation and to give better access to education. The Institute fosters dialogue between academia, business and politics. It develops dedicated projects, initiates research partnerships, and publishes studies and practical recommendations for action. Through events and social media communications the Institute provides a platform for public debate.

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 30 September 2014, Vodafone had 438 million mobile customers and 11 million fixed broadband customers. For more information, please visit: www.vodafone.com.

RNS Number : 7122Z

15 December 2014

Vodafone, Vodacom and Safaricom support deployment of medical personnel to fight Ebola crisis

Vodafone, Vodacom and Safaricom are supporting the African Union as it seeks to deploy more medical specialists to reach the areas in West Africa worse-affected by the Ebola outbreak.

A total donation of $1.25 million has been made to the African Union’s ‘United Against Ebola’ appeal, Médecins Sans Frontières and Vodafone HealthLine in Ghana. Vodafone Group has made a $500,000 donation to the African Union’s appeal, while Vodacom, the African communications company majority-owned by Vodafone, and Safaricom, Vodafone’s affiliate in Kenya, have each contributed $250,000 to the appeal.

The Vodafone Foundation, Vodafone’s philanthropic arm, is also supporting the effort to ensure medical attention and advice reaches the people who need it most. The Foundation has given a total of $250,000 to Médecins Sans Frontières (MSF), helping with the NGO’s supply of medical support and resources during the Ebola outbreak, and the Vodafone HealthLine programme, the medical advice and information service from Vodafone Ghana. The funds donated to Vodafone HealthLine in Ghana have been used to increase capacity, as there has been a rise in calls to the service with more people enquiring about symptoms in wake of the Ebola outbreak. Prompted by MSF’s response to the Ebola outbreak, the Vodafone Foundation made an £80,000 ($125,000) donation to support its work.

Safaricom, Vodacom and Vodafone Ghana are also harnessing the power of mobile technology to help raise further funds in the countries in which they operate. They are part of an African Union-led SMS fundraising campaign, which uses the short code 7979 with local adaptations. People have been asked to text ‘Stop Ebola’ to this code in order to donate in their respective countries.

Ebola has claimed more than 5,000 lives across some parts of West Africa since it was first reported in Guinea in December 2013. According to the World Health Organisation (WHO), this is the largest outbreak on the continent, affecting mostly Guinea, Liberia, and Sierra Leone.

Earlier this month, the African Union announced the deployment of 250 Nigerian health workers to the worse-affected areas of West Africa to help fight the Ebola disease. The funds from Vodafone, Vodacom and Safaricom will be used to fund the deployment of these and other health workers.

Vodafone Group Foundation Director Andrew Dunnett said: “There is an urgent need to act fast to provide medical attention for people in the hardest hit areas of West Africa. The African Union’s appeal is bringing together companies with a presence all over Africa to provide much-needed, immediate medical support, while mobile technology, the most powerful communications platform across Africa, will provide a means for further fundraising to help fight the Ebola outbreak.”

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For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets.  As of 30 September 2014, Vodafone had 438 million mobile customers and 11 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodacom

Vodacom is a leading African mobile communications company providing a wide range of services including mobile voice, messaging, data and converged services to more than 60 million customers. From our roots in South Africa, we’ve grown our mobile operations to include networks in Tanzania, the Democratic Republic of Congo, Mozambique, and Lesotho.

We also offer business managed services to enterprises in over 40 countries across Africa. Vodacom is majority owned by Vodafone, one of the world’s largest mobile communications companies by revenue. We’re listed on the JSE Limited and our head office is in Johannesburg, South Africa.

About Safaricom

Safaricom transforms lives. We provide voice, data, financial services and enterprise solutions for a range of subscribers, small businesses and government, using a variety of platforms. As the biggest communication company in East and Central Africa, Safaricom has over 21 million subscribers, providing over 200,000 touch points for its customers and offering over 100 different products under its portfolio. Listed on the Nairobi Stock Exchange and with annual revenues in excess of Kshs 100 Billion, Safaricom invested Kshs 27.78 billion in infrastructure this year, providing over half of Kenya’s population with 3G coverage and providing 2G coverage to 90% of Kenyans. Safaricom has harnessed its proprietary fibre infrastructure to build a dedicated enterprise business which provides managed IT services to clients in the East African region. Safaricom pioneered commercial mobile money transfer globally through M-PESA, the most successful service of its kind anywhere in the world.  Launched in March 2007, M-PESA now has over 19 million customers and over 81,000 Agent outlets countrywide.

RNS: 7739Z

15 December 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 12 December 2014 that on 10 December 2014 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 223.70p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	112
Matthew Kirk	110
Ronald Schellekens	112

END

RNS: 0500B

31 December 2014

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 December 2014:

Vodafone’s issued share capital consists of 28,812,721,968 ordinary shares of US$0.20 20/21 of which 2,303,201,856 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,509,520,112.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 6, 2015	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary